Exhibit 99.7

NEW MOTION, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
New Motion, Inc.

We have audited the accompanying consolidated balance sheet of New Motion, Inc. and subsidiary as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Motion, Inc. and subsidiary as of December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Windes & McClaughry
Windes & McClaughry Accountancy Corporation

Irvine, California
March 30, 2007

NEW MOTION, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

December 31,
2006
ASSETS
CURRENT ASSETS
Cash	$544
Accounts receivable, net of allowance for doubtful accounts of $1,263	3,527
Prepaid income taxes	578
Prepaid expenses and other	167
Deferred income taxes	149
4,965

PROPERTY AND EQUIPMENT	146

OTHER ASSETS
Acquisition costs	336
Deposits and other assets	47
383

TOTAL ASSETS	$5,494

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,870
Accrued expenses	837
Deferred income taxes	564
4,271

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY

Common stock, par value $0.01, 75,000,000 authorized, 7,263,688 issued and outstanding	73
Additional paid-in capital	84
Retained earnings	1,066
1,223
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,494

The accompanying notes are an integral part of these consolidated statements.

NEW MOTION, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006
(in thousands, except share and per share amounts)

	2005	2006
NET SALES	$5,867	$18,721

COST OF SALES	267	597

GROSS PROFIT	5,600	18,124

EXPENSES
Selling and marketing	3,618	11,971
General and administrative	1,289	4,679
	4,907	16,650

INCOME FROM OPERATIONS	693	1,474

OTHER EXPENSE (INCOME)
Other expense, net	27	75
Interest expense	9	14
	36	89

INCOME BEFORE PROVISION FOR INCOME TAXES	657	1,385

PROVISION FOR INCOME TAXES	270	708

NET INCOME	$387	$677

NET INCOME PER SHARE:

Basic	$0.05	$0.09
Diluted	$0.05	$0.09

WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic	7,263,688	7,263,688
Diluted	7,263,688	7,263,688

The accompanying notes are an integral part of these consolidated statements.

NEW MOTION, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JANUARY 1, 2005 TO DECEMBER 31, 2006
(in thousands, except share amounts)

			Additional
	Common Stock		Paid In	Retained
	Shares	Amount	Capital	Earnings	Total
BALANCE AT January 1, 2005	7,263,688	$-	$-	$2	$2

RETROACTIVE SHARE CONVERSION (NOTE 4)	-	68	(68)	-	-

RECAPITALIZATION OF NEW
MOTION, INC. (NOTE 4)	-	5	5	-	10

NET INCOME	-	-	-	387	387

BALANCE AT December 31, 2005	7,263,688	$73	(63)	389	399

STOCK-BASED COMPENSATION EXPENSE	-	-	$147	-	147

NET INCOME	-	-	-	677	677

BALANCE AT December 31, 2006	7,263,688	$73	$84	$1,066	$1,223

The accompanying notes are an integral part of these consolidated statements.

NEW MOTION, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006
(in thousands)

	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$387	$677
Adjustments to reconcile net income
to net cash from operating activities:
Allowance for doubtful accounts	1,035	228
Depreciation and amortization	9	25
Stock-based compensation expense	-	147
Deferred income taxes	232	183

Changes in operating assets and liabilities:
Accounts receivable	(2,378)	(2,388)
Prepaid income taxes	-	(578)
Prepaid expenses	(43)	(124)
Deposits and other assets	(42)	(5)
Accounts payable	1,028	2,129
Accrued expenses	198	637

Net Cash Provided By Operating Activities	426	931

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for subsequent event Mobliss transaction	-	(123)
Purchase of property and equipment	(103)	(77)

Net Cash Used In Investing Activities	(103)	(200)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from recapitalization	10	-
Borrowings from short-term notes payable to related parties	355	-
Expenditures for subsequent event equity financing	-	(213)
Repayment of short-term notes payable to related parties	(341)	(324)

Net Cash Provided By (Used In) Financing Activities	24	(537)

NET CHANGE IN CASH	347	194

CASH AT BEGINNING OF PERIOD	3	350

CASH AT END OF PERIOD	$350	$544

The accompanying notes are an integral part of these consolidated statements.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

New Motion, Inc. (the “Company” or “New Motion”) is a privately held digital entertainment company headquartered in Irvine, California. The Company provides a wide range of digital entertainment products and services, using the power of the Internet, the latest in mobile technology, and traditional marketing / advertising methodologies in its three product lines: MobileSidewalk™, RingtoneChannel and Bid4Prizes. MobileSidewalk™ is one of the largest U.S. based mobile entertainment companies, RingtoneChannel is a mobile storefront provider, and Bid4Prizes is a low-bid mobile auction game. In 2004 the Company began to sell ringtones internationally and then launched its first ringtone subscription service in the USA in February 2005. In August 2005, the Company launched its first successful text message campaign incorporating music trivia. In March of 2006, the Company partnered with Goldpocket Wireless to enhance the proficiency and performance of its mobile service offering. The Company manages its business under one entity.

History

RingtoneChannel Pty Limited, an Australian developer and aggregator of ringtones (“RingtoneChannel”), was incorporated on February 23, 2004 and was acquired by BroadSpring, Inc., a Delaware corporation (“BroadSpring”), in June 2004 as a wholly-owned subsidiary to explore mobile opportunities in the United States market. In March 2005, BroadSpring stockholders formed New Motion, a Delaware corporation with common ownership with BroadSpring, with the intent of exploring mobile opportunities in the USA and the eventual possibility of transferring the mobile business out of BroadSpring. Beginning June 2005, RingtoneChannel continued operations as a legal subsidiary of New Motion. This transition was deemed a continuation of an existing business controlled by common ownership and the historical operating results of RingtoneChannel from its inception in February 2004 to the date of the recapitalization (see Note 4) are therefore included in the financial statements of New Motion. All expenditures by BroadSpring on behalf of RingtoneChannel during the period in which it was a subsidiary of BroadSpring were recorded in the historical operating results of RingtoneChannel and thus were included in the financial statements of the combined New Motion-Ringtone Channel entity. The assets and liabilities of RingtoneChannel were recorded at their historical cost basis at that time of the recapitalization and not marked to fair value by either BroadSpring or New Motion.

On January 31, 2007, the Company entered into an exchange agreement with MPLC, Inc. a Delaware corporation (“MPLC”), and Trinad Capital Master Fund, Ltd. The closing, (“Closing”) of the transaction occurred on February 12, 2007. At the Closing, MPLC acquired all of the outstanding shares of the capital stock of the Company’s stock. Accordingly, for accounting purposes, the acquisition was treated as a “reverse acquisition” and the Company is the “accounting acquiror.” Therefore, the transaction is accounted for as a recapitalization of the Company and recorded based on MPLC’s net tangible assets acquired by the Company. No goodwill or other intangible assets is to be recorded. Effective at Closing, MPLC changed its fiscal year end to December 31. Since the Company is the surviving entity, the financial statements and other data to be reported in MPLC’s Form 10-KSB for the year ended December 31, 2006 reflects the Company’s historical results of operations prior to these transactions.

Principles of Consolidation

The consolidated financial statements include the accounts of RingtoneChannel from its inception in February 2004 and the accounts of New Motion from its inception in March 2005. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has focused its efforts on the high-growth opportunities in the United States market with less focus on the international market that was historically Ringtone Channel’s business. As such, by September 2006, the operations of RingtoneChannel were essentially blended into the operations of New Motion and the Company began the process for the eventual dissolution of the RingtoneChannel legal entity.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management are, among others, the recognition of revenue and related chargebacks and other credits, realizability of accounts receivable, recoverability of long-lived assets, valuation of stock options and deferred taxes. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Company operates in industries that are subject to intense competition, government regulation and rapid technological change. The Company’s operations are subject to significant risks and uncertainties including financial, operational, technological, regulatory and other risks associated with an operating business, including the potential risk of business failure.

Fair Value of Financial Instruments

The carrying amounts of current assets and liabilities are reasonable estimates of their fair value because of the short maturity of these items. The Company believes the fair value of its convertible short-term notes payable to related parties cannot be estimated as these transactions can not be considered to be arm’s length transactions. These balances are carried at historical value. The Company determined that it was not necessary to separately value the conversion feature within the note agreements (See Note 3).

Foreign Currency Risk

The Company has conducted a small amount of sales activity in Australia which is collected by our billing partner in Australian currency and remitted to the Company in the U.S. In addition, the Company’s subsidiary in Australia conducts its business in its local currency. The Company has experienced insignificant foreign exchange gains and losses to date without engaging in any hedging activities.

The Company’s foreign operations’ functional currency is the applicable local currency. Assets and liabilities for these foreign operations are translated at the exchange rate in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. Translation gains or losses are reflected in the statement of operations.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash balances in bank deposit accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company places its cash with high quality financial institutions and limits the amount of credit exposure to any one institution. At December 31, 2006 the Company had approximately $400,000 in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company extends credit to its customers, all on an unsecured basis, after performing certain credit analysis. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts for potential credit losses.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is currently utilizing several billing partners in order to provide content and subsequent billings to its customers. These partner companies have not had long operating histories in the U.S. or operations with traditional business models. These companies face a greater business risk in the market place, due to a constant evolving business environment that stems from the infancy of the U.S. mobile content industry.

The Company’s sales were derived entirely from two customers for the year ended December 31, 2005 and from three customers for the year ended December 31, 2006. Approximately 99% of the Company’s sales for the year ended December 31, 2005 and 2006 were within the United States.

The following table reflects the concentration of sales with these customers:

	For the Year Ended
	December 31,
	2005	2006
Significant Customers:
Revenues
Customer A	22%	34%
Customer B	78%	6%
Customer C	-%	60%

Accounts receivable
Customer A	91%	18%
Customer B	9%	11%
Customer C	-%	70%
Other Customers	-%	1%

For the year ended December 31, 2005, the Company’s advertising and marketing expenses were concentrated with three vendors, each of which provided more than 10% of the total and collectively accounted for 58% of total selling and marketing expenses. For the year ended December 31, 2006, the Company’s advertising and marketing expenses were concentrated with one vendor, who accounted for 54% of total selling and marketing expenses.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company makes estimates for future refunds, charge backs or credits, and provides for these probable uncollectible amounts through a credit to a valuation allowance and a reduction of recorded revenues in the period for which the sale occurs based on analyses of previous rates and trends, which have historically varied between 10% and 17% of gross revenue. This reserve is reconciled once a carrier remits total payment to the Company’s aggregator, who subsequently remits payments to the Company, usually between 90-120 days after billing. Balances that are still outstanding and deemed uncollectible after management has performed this reconciliation are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company has an arrangement with its aggregators that allows for the collection of 70% of the outstanding receivable from the aggregator within 30 days, instead of waiting the 90-120 days for the final carrier confirmation of the receivable. The Company believes that the reserve established against the accounts receivable balance is adequate to cover any credits and charge backs from the carrier and that the Company will not be required to repay any amounts to the aggregator.

Property and Equipment

The Company provides for depreciation using the straight-line method over the estimated useful lives of its property and equipment, ranging from three to five years. Repairs and maintenance expenditures that do not significantly add value to property and equipment, or prolong its life, are charged to expense, as incurred. Gains and losses on dispositions of property and equipment are included in the operating results of the related period.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of, if any, would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. For each of the periods reported herein, the Company’s management believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or demand for the Company’s products or services will continue which could result in impairment of long-lived assets in the future.

Stock-Based Compensation

The Company has historically utilized the fair value method of recording stock-based compensation as contained in Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended, whereby, compensation expense is measured at the grant dated based on the value of the award and is recognized over the service period, which is usually the vesting period. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) also establishes accounting requirements for measuring, recognizing and reporting share-based compensation, including income tax considerations. One such change was the elimination of the minimum value method, which under SFAS No. 123 permitted the use of zero volatility when performing Black-Scholes valuations. Under SFAS No. 123(R), companies are required to use expected volatilities derived from the historical volatility of the company’s stock, implied volatilities from traded options on the company’s stock and other factors. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting literature.

The provisions of SFAS No. 123(R) were effective for and adopted by the Company as of January 1, 2006. As the Company was using the fair market value accounting for stock based compensation pursuant to SFAS No. 123, the adoption of SFAS No. 123(R) was made using the modified prospective method. Under the modified prospective application, the cost of new awards and awards modified, repurchased or cancelled after the required effective date and the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of the required effective date will be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated under SFAS No. 123.

Since the Company had previously recorded stock compensation expense under the fair value method prescribed by SFAS No. 123, the adoption of SFAS No. 123(R) did not have a significant impact on the Company’s results of operations, income taxes or earnings per share.

The Company estimates stock option forfeiture rates based on historical trends of its employees.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes revenue from the sale or subscription of its applications to wireless subscribers under distribution agreements with wireless carriers and other distributors in the period in which the applications are purchased or over the period in which the applications are subscribed, assuming that: fees are fixed and determinable; we have no significant obligations remaining; and collection of the related receivable is reasonably assured. The Company makes estimates and creates reserves for future refunds, charge backs or credits in the period for which the sale occurs based on analyses of previous rates and trends, which have historically varied between 10% and 17% of gross revenue. This reserve is reconciled once a carrier remits total payment to the Company’s aggregator, who subsequently remits payment usually 90-180 days after billing. Management reviews the revenue by carrier on a monthly basis and gross billings on a daily basis to identify unusual trends that could indicate operational, carrier or market issues which could lead to a material misstatement in any reporting period. Additionally, on a weekly basis, management monitors cash settlements made by carriers to the aggregators. The Company’s policy is to record differences between recognized revenues and actual revenue in the next reporting period once the actual amounts are determined. To date, differences between estimates and ultimate reconciled revenues have not been significant.

Revenue earned from certain aggregators may not be reasonably estimated. In these situations, the Company’s policy is to recognize revenue upon the receipt of a carrier revenue report, which usually is received just prior to actual cash collection (i.e., on a cash basis). These revenue amounts are not significant.

In accordance with Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the Company recognizes as revenue the net amount the wireless carrier or distributor pays to the Company upon the sale of applications, net of any service or other fees earned and deducted by the wireless carrier or distributor. The Company has evaluated its wireless carrier and distributor agreements and has determined that it is not the principal when selling its applications through wireless carriers.

Software Development Costs

The Company accounts for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Costs incurred in the research and development of software products and enhancements to existing software products are expensed until the time when technological feasibility is established. Costs incurred from that point through the point the product is available for general release to customers are capitalized. Under the Company’s current practice of developing new applications, the technological feasibility of the underlying software is not established until substantially all product development is complete, which generally includes the development of a working model. As a result, to date, the Company has not capitalized any costs relating to its application development because the costs incurred after the establishment of technological feasibility of applications have not been significant.

Advertising and Marketing Expense

The Company expenses advertising and marketing costs as incurred. For the years ended December 31, 2005 and 2006, advertising and marketing expenses were $3,618,000 and 11,971,000, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company increased it valuation allowance as of December 31, 2006 to $27,000, from $0 as of December 31, 2005.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company provides a valuation allowance against a portion of its deferred tax assets. In assessing the realization of deferred tax assets, management weighs the positive and negative evidence to determine if it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the appropriate tax jurisdiction. A decrease in the Company’s valuation allowance would result in an immediate material income tax benefit, an increase in total assets and stockholder's equity and could have a significant impact on earnings in future periods.

The Company’s estimate of the value of its tax reserves contains assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. It is possible that the ultimate resolution of these matters may be greater or less than the amount that the Company estimated. If payment of these amounts proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined that the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. Uncertainties are recorded in accordance with SFAS No. 5, “Loss Contingencies.”

Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing reported earnings by the weighted average number of shares of common stock outstanding for the period. Diluted EPS includes the effect, if any, of the potential issuance of additional shares of common stock as a result of the exercise or conversion of dilutive securities, using the treasury stock method. Potential dilutive securities for the Company include outstanding stock options, warrants and convertible debt.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently in the process of evaluating the impact of this pronouncement on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes —an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financials statements uncertain tax positions that it has taken or expects to take on a tax return, including a decision whether to file or not to file a return in a particular jurisdiction. Under the Interpretation, the financial statements must reflect expected future tax consequences of these positions presuming the taxing authorities’ full knowledge of the position and all relevant facts. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt this provision in the first quarter of 2007 and is currently evaluating the impact of this provision on its financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company will be required to adopt the provisions of SAB No. 108 in its fiscal year 2006. The Company does not believe the adoption of SAB No. 108 will have a material impact on its consolidated financial position, results of operations or cash flows.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Property and Equipment

Property and equipment consists of the following:

December 31,
2006
Computer hardware	$71,000
Furniture and fixtures	109,000
180,000
Less: accumulated depreciation	(34,000)
$146,000

Depreciation expense for the years ended to December 31, 2005 and 2006 totaled $9,000 and $25,000, respectively.

NOTE 3 - Short-Term Notes Payable

During June and August 2005, the Company entered into a series of short-term notes with certain of its executives to fund general operating expenses. The notes were all twelve month notes that bore 7.5% simple interest per annum. The notes included the right to convert the notes into common stock of the Company, at the option of the Company, upon the first equity financing transaction of at least $500,000. The conversion price for these notes was to be 80% of the per share price of the equity transaction. In addition, in the event of such an equity financing transaction, under the terms of the note agreements, the Company would have been required to issue stock warrants to the note holders totaling 30% of the number of shares issuable upon conversion of the notes. The conversion price of the warrants would have been equal to the per share price of the equity transaction. The Company reviewed the terms of the conversion feature and contingent warrants within these note agreements in light of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and concluded that separate accounting for these features at the date of issuance was not necessary since (i) the conversion was at the option of the Company, (ii) this option was contingent upon a future undeterminable event, and (iii) the number of shares and warrants to be issued was not determinable until the future event would have occurred. As of December 31, 2005, no such equity transaction had been consummated by the Company. The remaining balances of these notes totaled $270,000 as of December 31, 2005 and $0 as of December 31, 2006 as these notes were repaid in full.

In June 2005, in connection with the transaction with BroadSpring, the Company issued a short-term note payable to BroadSpring related to marketing expenses incurred by BroadSpring on behalf of Ringtone Channel. Under this note, the Company undertook to reimburse the marketing expenses totaling $295,000 within one year. This note carried interest at a rate of 3.4% per annum. The remaining balance of this note was $53,730 as of December 31, 2005, and as of December 31, 2006 the note was repaid in full.

NOTE 4 - Stockholders' Equity

Common Stock

RingtoneChannel was incorporated on February 23, 2004 with authorized common stock of 100 shares at $1 par value. New Motion was incorporated on March 21, 2005 with an authorized common stock of 10,000,000 shares at $.001 par value. As discussed in Note 1, RingtoneChannel was transferred to New Motion from BroadSpring, under common ownership with New Motion. Accordingly, New Motion from its inception was considered to be a continuation of the RingtoneChannel business. In connection with this transfer, the Company issued 1,000,000 shares to its stockholders in May 2005 in return for $100,000 in proceeds and then paid $90,000 of these proceeds back to BroadSpring for all the outstanding shares of RingtoneChannel. The change in the equity structure of the Company at the time of the transfer was a recapitalization with net proceeds of $10,000 but no change in the percentage of ownership amongst the stockholders. In June 2005, the Board of Directors of the Company approved a 5 for 1 stock split, thus increasing issued and outstanding common stock to 5,000,000 shares.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2005, the Board of Directors approved an employee stock incentive program whereby 1,000,000 shares of common stock were reserved for issuance under the Stock Incentive Plan.

On January 31, 2007, the Company entered into an exchange agreement (“Exchange Agreement”) with MPLC, Inc., a Delaware corporation (“MPLC”), and Trinad Capital Master Fund, Ltd. The closing (the “Closing”) of the transaction contemplated by the Exchange Agreement (the “Exchange”) occurred on February 12, 2007. At the Closing, MPLC acquired all of the outstanding shares of the capital stock of the Company’s stock. In exchange for the stock, MPLC issued to the Stockholders 500,000 shares (“Series C Preferred Shares”) of MPLC’s Series C Convertible Preferred Stock, par value $0.10 per share (the “Series C Preferred Stock”), which will be convertible into 7,263,688 shares of MPLC’s common stock (on a post-Reverse Split basis). [MPLC intends to restate its certificate of incorporation, as amended, to provide for an increase in authorized shares of common stock from 75 million to 100 million and effect a 1-for-300 reverse stock split (the “Reverse Split”). These matters were approved by the requisite vote of the stockholders of the Company on March 15, 2007. As such, for comparative purposes, the 7,263,688 shares of outstanding common stock of the combined entity, after recapitalization and the 1-for-300 Reverse Split, has been retroactively applied to January 1, 2005 and consistently applied throughout all periods presented.

NOTE 5 - Stock Awards

Stock Incentive Plan

In 2005, the Company established the Stock Incentive Plan, (the “Plan”), for eligible employees and other directors and consultants. Under the Plan, officers, employees and non-employees may be granted options to purchase the Company’s common stock at no less than 100% of the market price at the date the option is granted. Since the Company’s stock was not publicly traded, the market price at the date of grant was historically determined by third party valuation. Incentive stock options granted to date typically vest at the rate of 33% on the anniversary of the vesting commencement date, and 1/24th of the remaining shares on the last day of each month thereafter until fully vested. The options expire ten years from the date of grant subject to cancellation upon termination of employment or in the event of certain transactions, such as a merger of the Company. In connection with the Exchange transaction discussed in Note 12, there could be a modification to the stock incentive plan.

To value awards granted, the Company uses the Black-Scholes option pricing model. The Company determines the assumptions in this pricing model at the grant date. For options granted prior to January 1, 2006, the Company used the minimum value method for volatility, as permitted by SFAS No. 123, resulting in 0% volatility. For options granted or modified after January 1, 2006, the Company bases expected volatility on the historical volatility of a peer group of publicly traded entities. The Company has limited history with its stock option grants, during which time there has been limited stock option exercise and forfeiture activity on which to base expected maturity. Management estimates that on average, options will be outstanding for approximately 7 years. The Company bases the risk-free rate for the expected term of the option on the U.S. Treasury Constant Maturity rate as of the grant date.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option award within the Plan was estimated on the date of grant or modification using a Black-Scholes valuation model that used the assumptions noted in the following table:

Grant/Modification Date	June 2005	June 2005	September 2006	September 2006
	(Grant)	(Grant)	(Modification)	(Grant)
Stock price	$0.32	$0.32	$1.70	$1.70
Strike Price	$0.70	$0.77	$0.70	$3.40
Maturity	7 years	7 years	7 years	7 years
Risk free interest rate	4%	4%	5%	5%
Volatility	0%	0%	86%	86%
Fair market value per share	None	None	$1.48	$1.19
Forfeiture rate	0%	0%	0%	0%

The Company determines stock option forfeiture rates based on the historical trends of its employees.

Stock option activity under the Plan was as follows (amounts presented on a pre-Reverse Split basis before the Exchange with MPLC):

		Weighted-	Estimated
		Average	Aggregate
	Number of	Exercise	Intrinsic
	Shares	Price	Value
Outstanding at January 1, 2005	None
Granted	946,500	$0.73
Outstanding at December 31, 2005	946,500	$0.73
Exercisable at December 31, 2005	30,000	$0.70

Granted	5,000	$3.40
Forfeited or cancelled	(22,500)	$0.70
Outstanding at December 31, 2006	929,000	$0.74	$892,000
Vested or expected to vest at December 31, 2006	929,000	$0.74	$892,000
Exercisable at December 31, 2006	534,319	$0.73	$518,000

In connection with the termination of an executive, the vesting of approximately 76,000 options was accelerated in September 2006. Additional compensation expense associated with these options was valued under SFAS No.123(R), resulting in $113,000 ($113,000 after tax) of compensation expense recorded immediately at the date of modification.

Grants Outside of Plan

In September 2006, the Company issued options to purchase 250,000 shares of the Company’s common stock to an executive of the Company. These options were issued outside of the Plan due to a limitation in the number of shares available under the Plan, and were issued at an exercisable price of $3.40 (pre-Reverse Split) with other terms similar to those issued under the Plan. There were no other options granted outside of the Plan.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Awards granted outside the Plan are valued in the same manner as options granted under the Plan, including the methods of deciding upon the assumptions used in the Black-Scholes valuation. The fair value of the option award outside the Plan was estimated on the date of grant using a Black-Scholes valuation model that used the assumptions noted in the following table:

Grant/Modification Date	September 2006
(Grant)
Stock price	$1.70
Strike Price	$3.40
Maturity	7 years
Risk free interest rate	5%
Volatility	86%
Fair market value per share	$1.19
Forfeiture rate	0%

Stock option activity outside the Plan was as follows:

		Weighted-	Estimated
		Average	Aggregate
	Number of	Exercise	Intrinsic
	Shares	Price	Value
Outstanding at January 1, 2006	None		None
Granted	250,000	$3.40
Outstanding at December 31, 2006	250,000	$3.40	None
Vested or expected to vest at December 31, 2006	None		None
Exercisable at December 31, 2006	None		None

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information concerning currently outstanding and exercisable stock options as of December 31, 2006:

		Weighted-
		Average	Weighted-		Weighted
Range of		Remaining	Average		Average
Exercise	Options	Contractual	Exercise	Options	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
Within Plan
$0.70	524,000	8.4	$0.70	334,319	$0.70
$0.77	400,000	8.4	$0.77	200,000	$0.77
$3.40	5,000	9.4	$3.40	-	$3.40

Outside of Plan
$3.40	250,000	9.4	$3.40	-	$3.40

For the year ended December 31, 2006, $147,000 ($147,000 after tax) of compensation was recorded. As a result of the option modification discussed above, there was no other compensation expense recorded related to stock options for any of the periods presented. No stock-based compensation costs were capitalized as part of the cost of an asset for any of the periods presented. Additionally, SFAS No. 123(R) requires that the tax benefit from the tax deduction related to share-based compensation that is in excess of recognized compensation costs be reported as a financing cash flow rather than an operating cash flow. Prior to January 1, 2006, the Company would have reported the entire tax benefit related to the exercise of stock options as an operating cash flow if options had been exercised. There was no tax benefit from option exercises for the period ended December 31, 2006.

Compensation cost of approximately $269,000 had not yet been recognized on nonvested awards through December 31, 2006 and is expected to be recognized as follows:

Compensation
Year Ending December 31,	Cost
2007	$101,000
2008	$101,000
2009	$67,000

$269,000

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - Earnings Per Share

The computational components of basic and diluted earnings per share are as follows:

	Net	Weighted Average Shares
	Income	Outstanding	EPS
December 31, 2005
Basic earnings per share	$387,000	7,263,688	$0.05
Effect of dilutive stock options	-	-	-
Diluted earnings per share	$387,000	7,263,688	$0.05

December 31, 2006
Basic earnings per share	$677,000	7,263,688	$0.09
Effect of dilutive stock options	-	-	-
Diluted earnings per share	$677,000	7,263,688	$0.09

For comparative purposes, the 7,263,688 shares of outstanding common stock of the Company, after the recapitalization and the 5 for 1 stock split (as discussed in Note 4), has been retroactively applied to January 1, 2005 and consistently applied throughout all periods presented for the purposes of earnings per share calculations.

Options to purchase an additional 1,012,000 and 520,000 shares of common stock were not included in the computation of diluted earnings per share for the years ended 2006 and 2005, respectively because their exercise price was greater than the market price of the common shares and therefore would be antidilutive.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - Provision for Income Taxes

The provision for income taxes consists of the following components for the periods ended as follows:

	For the Year Ended
	December 31,
	2005	2006
Current:
Federal	$4,000	$420,000
State	8,000	105,000
Foreign	26,000	-
	38,000	525,000

Deferred:
Federal	188,000	141,000
State	44,000	42,000
	232,000	183,000

	$270,000	$708,000

The income tax effects of significant items comprising the Company's deferred income tax liabilities are as follows:

December 31,
2006
Deferred tax assets:
Allowance for doubtful accounts	$91,000
Professional fee accrual	22,000
State taxes	36,000
Net operating loss carryforward	27,000
176,000
Valuation Allowance	(27,000)
Total deferred tax assets	149,000

Deferred tax liabilities:
Prepaid expenses	28,000
Depreciation	53,000
Accrual to cash adjustments	483,000
564,000

Net deferred tax liabilities:	$415,000

As of December 31, 2006, the Company had available approximately $90,000 of foreign net operating loss carryforward that relates to the Company’s Australian entity and may be applied against future taxable income of that entity. The foreign net operating loss carryforward will expire in 2014. The foreign net operating loss has a 100% valuation allowance as the Company does not expect to be able to utilize these losses.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the Company’s income tax provision as compared to the tax provision for continuing operations is calculated by applying the statutory federal tax rate at 34% to the income from continuing operations before income taxes for the periods:

	For the Year Ended December 31,
	2005		2006
Computed expected income tax expense at statutory rate	$223,000	34%	$470,000	34%
Benefit for graduated federal rates	(8,000)	(1)%	-	-%
Permanent differences	9,000	1%	65,000	5%
State taxes, net of federal benefit	53,000	8%	144,000	10%
Foreign rate differential	(3,000)	-%	4,000	-%
Amortization of goodwill	(1,000)	-%	(2,000)	-%
Change in valuation allowance	(3,000)	-%	27,000	2%
	$270,000	42%	$708,000	51%

NOTE 8 - Commitments and Contingencies

Litigation

On August 24, 2006, New Motion and Burton Katz filed an action against Buongiorno USA, Inc. (“Buongiorno”) in the Superior Court of California, county of Orange, seeking a declaration that the non-competition, non-solicitation and non-interference provisions of that certain Employment Agreement dated April 11, 2005, between Burton Katz and Buongiorno, are void and unenforceable under the California Business and Professions Code, an order permanently enjoining Buongiorno from enforcing the above referenced provisions, reasonable attorneys’ fees and other costs related to the action. Subsequent to filing, Buongiorno threatened to withhold payments due to New Motion Inc. for previous sales totaling approximately $340,000.

On October 24, 2006, New Motion filed a Demand for Arbitration with the American Arbitration Association against Buongiorno pursuant to the terms of that certain Marketing Agreement dated January 10, 2006, between New Motion and Buongiorno, whereby New Motion agreed to market certain of Buongiorno’s services and the parties agreed to share revenue generated from such services. The Company seeks payment of $340,000 and attorneys’ fees and other costs related to the action. Subsequently, the Company has settled the dispute with Buongiorno for $384,000, which it received in the first quarter of 2007. The Company is not liable for any additional costs related to this dispute.

In the normal course of business, the Company has been involved in various disputes, which are routine and incidental to the business. In the opinion of management the results of such disputes will not have a significant adverse effect on the financial position or the results of operations of the Company.

Operating Leases

In September 2005, the Company entered into a lease agreement for office space. Prior to that the Company paid month to month rent at a monthly rate of $3,000. Rent payments are $9,969, $10,228, and $10,487 per month through September 30, 2006, 2007, and 2008, respectively. There is a separate 24 month lease which originated in September 2006, with rent payments per month of $4,818 and $5,010 for the twelve months ending August 31, 2007 and August 31, 2008, respectively. In August 2005, the Company entered into an equipment lease for twenty four months at a monthly rental rate of $687 per month.

The following is a schedule by years of future minimum lease payments required under operating leases that have remaining noncancellable lease terms in excess of one year at December 31, 2006.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Minimum
Year Ending December 31,	Payments
2007	$298,000
2008	188,000

$486,000

Rent expense for the year ended to December 31, 2005, was approximately $39,000 for office space and approximately $2,000 for office equipment. Rent expense for the year ended to December 31, 2006, was approximately $155,000 for office space and approximately $9,000 for office equipment, respectively.

Employment Agreements

The Company has various employment agreements for members of its management. Each employment agreement states the compensation benefits and if termination occurs the Company shall continue to pay the executive's then-current base salary and bonus for the balance of the initial term. The average employment contract is two to three years. The future commitments under employment agreements are as follows:

Future
Year Ending December 31,	Commitments
2007	$1,578,000
2008	1,034,000
2009	233,000

$2,845,000

NOTE 9 - Employee Benefit Plan

The Company’s employee benefit plan covers all eligible employees with over three months of service and includes a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows participants to make pretax contributions up to 90% of their earnings, with the Company contributing an additional 35% of up to six percent of an employee’s compensation. During the year ended December 31, 2005 and 2006, the Company contributed approximately $1,700 and $20,000, respectively, to the plan.

NOTE 10 - Related Party Transactions

At various periods throughout the year ended December 31, 2005 and 2006, the Company rented a house owned by one of its officers to various Company employees visiting from out of town. For the year ended December 30, 2005 and 2006 rent payments to this officer totaled of $3,000 and $0, respectively.

The Company utilizes the legal expertise of Stubbs, Alderton & Markiles LLP law firm, which is a founding shareholder of the Company. Total legal services paid to Stubbs, Alderton & Markiles LLP during the year ended December 31, 2005 and 2006 totaled approximately $46,000 and $112,000, respectively.

See Note 3 for related party short-term notes payable.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - Supplemental Disclosure of Cash Flow Information

Additional information to the consolidated statement of cash flows is as follows:

	For the Year Ended
	December 31,
	2005	2006
CASH PAID DURING THE PERIOD FOR:

Income taxes	$-	$949,000
Interest	$3,000	$20,000

NONCASH INVESTING AND FINANCING ACTIVITIES:

Assumption of note payable for expenses paid on
behalf of the Company	$295,000

NOTE 12 - Subsequent Events

Purchase of Certain Mobliss® Assets

On January 19, 2007, the Company entered into an Asset Purchase Agreement with Index Visual & Games Ltd., a Japanese corporation (“IVG”), pursuant to which the Company will purchase from IVG certain mobile associated assets of Mobliss, Inc., a Washington corporation affiliated with IVG, previously purchased by IVG. These assets do not constitute substantially all of the assets or the ongoing business of Mobliss, Inc. and thus will be accounted for at cost consistent with the purchase of specific assets and not the acquisition of a business. The Company purchased the assets specified in the Asset Purchase Agreement through the issuance to IVG of a convertible promissory note (the “IVG Note”) with an aggregate principal amount of up to $2,320,000. Pursuant to the terms of the Asset Purchase Agreement, on January 19, 2007, the Company consummated the initial closing of the acquisition wherein the Company issued the IVG Note in the principal amount of $500,000 to IVG and received all of the assets to be purchased under the Asset Purchase Agreement, other than certain cellular carrier connection contracts described under the Asset Purchase Agreement. On January 26, 2007, the Company increased the principal amount of the IVG Note by $580,000 to $1,080,000 in payment of the assignment of one of the cellular carrier connection contracts listed in the Asset Purchase Agreement. On February 26, 2007, the Company repaid $500,000 of the IVG Note. The Company and IVG are continuing to use commercially reasonable efforts to facilitate an assignment of the agreements not yet assigned to the Company in the initial closing or to facilitate the issuance and execution of new agreements between the carriers and the Company. Pursuant to the terms of the Asset Purchase Agreement, the Company may pay additional sums to IVG for any new cellular carrier connection contracts assigned or issued to us, by increasing the principal amount of the IVG Note up to a maximum of $2,320,000. Unless requested by us, we have no obligation to purchase any additional cellular carrier connection contracts beyond what we had already purchased at February 28, 2007.

The IVG Note bears interest at the rate of 5% per annum accruing from the time amounts are advanced thereunder and matures on the earlier of November 30, 2007 or 30 days after delivery by IVG of written notice to the Company demanding payment. Prior to repayment, IVG may convert the IVG Note into shares of Common Stock at a conversion price of $3.44 per share (on a post-Reverse Split basis). The IVG Note automatically converts into shares of Common Stock at a conversion price of $3.44 (on a post-Reverse Split basis) upon the date that the Common Stock is listed on the New York Stock Exchange, American Stock Exchange, Nasdaq Global Market or Nasdaq Capital Market. The Company also granted IVG piggyback registration rights for the shares issuable upon conversion of the IVG Note. However, the Company is not obligated to register these shares within any specific period of time. The Company intends to account for this note as short-term debt and is currently evaluating the conversion feature and registration rights associated with this note, in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.”

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2007, the Board of Directors of the Company agreed to issue 9,900 and 6,300 warrants (14,632 and 9,152 warrants post-Reverse Split, post-Exchange) to both Scott Walker and SGE, respectively. The price of the warrants was set at $5 per share ($3.44 per share post-Reverse Split, post-Exchange) based on the approximate valuation placed on the Company by the current negotiations of the IVG assets and subsequent issuance of note. We have valued the warrants granted using the Black-Scholes option pricing model, and will expense $57,000, the full value of the warrants, in the first quarter of 2007.

Mobile Entertainment Channel Joint Venture

On January 19, 2007, the Company entered into a Heads of Agreement with IVG setting forth the terms of a joint venture with IVG to distribute IVG content within North America and to manage and service the assets acquired under the Asset Purchase Agreement. The joint venture, The Mobile Entertainment Channel Corporation, is a Nevada corporation in which the Company will own a 49% stake and in which IVG will own a 51% stake. Notwithstanding the respective percentage interests of each party, IVG and the Company will share equally in any dividends or other distributions made by the joint venture. The joint venture will be managed by a board of directors consisting of three members. The Company will designate one member to serve on the board of directors, IVG will designate one member to serve on the board of directors and both parties will mutually designate the third member of the board. The Company will enter into a management services agreement with the joint venture pursuant to which the Company will pay the joint venture a management fee equal to the purchase price paid under the Asset Purchase Agreement, with a maximum fee of $2,320,000, in connection with management services rendered to the Company by the joint venture. We made an advance payment on the management fee of $500,000 on March 12, 2007 and expect to make another $500,000 advance payment on June 30, 2007, with the remainder of the management fee payable in quarterly installments, within 30 calendar days following the end of each fiscal quarter through June 30, 2008. Each quarterly payment will equal to 10% of the payments actually received by the Company during such quarter from the cellular carrier connection contracts assigned to the Company under the Asset Purchase Agreement and the advance payments, provided, however, that the Company will not be required to make quarterly payments until the advance payments has been fully accounted for. The Company will determine the impact of this joint venture as it relates to FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51”.

Exchange Transaction and Capitalization

On January 31, 2007, the Company entered into an exchange agreement (“Exchange Agreement”) with MPLC, Inc., a Delaware corporation (“MPLC”), and Trinad Capital Master Fund, Ltd. (“Trinad”). The closing (the “Closing”) of the transaction contemplated by the Exchange Agreement (the “Exchange”) occurred on February 12, 2007. At the Closing, MPLC acquired all of the outstanding shares of the capital stock of the Company’s stock. In exchange for the stock, MPLC issued to the Stockholders 500,000 shares (“Series C Preferred Shares”) of MPLC’s Series C Convertible Preferred Stock, par value $0.10 per share (the “Series C Preferred Stock”), which will be convertible into 7,263,688 shares of MPLC’s common stock (on a post-Reverse Split basis). On March 15, 2007, MPLC received the requisite approval from its stockholders to amend its Restate Certificate of Incorporation, as amended, to increase the authorized number of shares of its common stock from 75 million to 100 million and to effect a 1-for-300 reverse stock split (the “Reverse Split”).

After the Closing, the Company continued as a wholly-owned subsidiary of MPLC and all costs associated with this Merger up to the amount of cash received were charged to equity. Although MPLC acquired the Company as a result of the above transactions, the Company’s stockholders hold a majority of MPLC’s common stock following the transactions. Accordingly, for accounting purposes, the acquisition was accounted for as a “reverse acquisition” with the Company deemed to be the “accounting acquiror.” Therefore, the transaction was accounted for as a recapitalization of the Company and recorded based on the fair value of MPLC’s net tangible assets acquired by the Company. No goodwill or other intangible assets were recorded. Effective at Closing, MPLC changed its fiscal year end to December 31. Since the Company is the surviving entity, the financial statements and other data to be reported in MPLC’s Form 10-KSB for the year ended December 31, 2006 will reflect the Company’s historical results of operations prior to these transactions.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MPLC also assumed the outstanding options and warrants issued by the Company, and those options and warrants now entitle the Company’s holders to purchase 1,712,778 shares of common stock and 23,534 shares of common stock (on a post-Reverse Split basis), respectively. The Exchange represented a combined plan to capitalize MPLC, by executing the Exchange Agreement and effectuating the exchange, to implement a tax-exempt contribution of property under Section 351 of the Internal Revenue Code of 1986, as amended.

On January 24, 2007, MPLC entered into a Series A Convertible Preferred Stock Purchase Agreement with Trinad pursuant to which MPLC sold one share of Series A Preferred Stock to Trinad in a private placement transaction for aggregate gross proceeds to MPLC of $3,500,000. The Series A Preferred Stock is convertible into 1,200,000 shares of Common Stock (on a post-Reverse Slit basis). On January 30, 2007, MPLC entered into the Series B Purchase Agreement with the Series B Investors pursuant to which MPLC sold 650 shares of Series B Preferred Stock to the Series B Investors in a private placement transaction for aggregate gross proceeds to MPLC of $6,500,000. The Series B Preferred Stock is convertible into 1,300,000 shares of Common Stock (on a post-Reverse Slit basis). Both series of preferred stock have mandatory conversion features and will automatically be converted into common shares of MPLC after the Reverse Split.

On February 28, 2007, the Company received gross proceeds of approximately $10 million in a private placement with institutional and accredited investors in exchange for selling approximately 8,333 shares of Series D 8% Convertible Preferred Stock. The Series D Convertible Preferred Stock is automatically convertible into 1,666,700 shares of Common Stock after the Reverse Split.

In connection with the Series A, B and D Preferred Stock financings, Sanders Morris Harris, Inc. acted as placement agent. For their services, we paid Sanders Morris Harris a cash fee equal to 7.5% of the gross proceeds from the financing and five year warrants to purchase 290,909 shares of common stock at an average exercise price of $5.50 per share (post-Reverse Split), which was equivalent to the average per share valuation of the Company for the Series A, B and D Preferred Stock financings. We are currently evaluating our treatment of this warrant issuance to the placement agent in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company s Own Stock.” Based on the value of the warrants established by the Black-Scholes option pricing model, we currently expect to credit additional paid in capital in the amount of $1,126,000 with a corresponding offset to Preferred Stock.

Employment Agreement

On March 8, 2007, the Company entered into an Employment Agreement with Scott Walker. Mr. Walker’s Employment Agreement terminates on June 1, 2008. In the current year, Mr. Walker base salary is $225,000, which will increase to $250,000 on June 1, 2007. Mr. Walker’s Employment Agreement also provides that Mr. Walker will be eligible to participate in the Company’s Management Incentive Program. Mr. Walker is also entitled to receive an option to purchase 37,500 shares of the Company’s common stock at an exercise price per share of $6.60 (on a post Reverse-Split basis), however, all options to purchase equity securities of New Motion, Inc. which were previously granted to Mr. Walker were cancelled pursuant to the terms of the Employment Agreement.

NEW MOTION, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2007 Stock Incentive Plan

On February 16, 2007 the Board of Directors of the Company approved the 2007 Stock Incentive Plan (the “2007 Plan”). On March 15, 2007, the Company’s 2007 Plan was adopted by the requisite vote of the stockholders of the Company. The Board of Directors approved the 2007 Plan to ensure that the Company has adequate ways in which to provide stock based compensation to its directors, officers, employees and consultants. The Board believes that the ability to grant stock-based compensation, such as stock options, is important to the Company’s future success. The grant of stock-based compensation, such as stock options, can motivate high levels of performance and provide an effective means of recognizing employee and consultant contributions to the Company’s success. In addition, stock-based compensation can be valuable in recruiting and retaining highly qualified technical and other key personnel who are in great demand, as well as rewarding and providing incentives to the Company’s current employees and consultants.